UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For period ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

AENZA S.A.A.

Full name of registrant

Graña y Montero S.A.A.

Former name if applicable

Av. Petit Thouars 4957

Address of principal executive office (Street and number)

Miraflores, Lima 34, Peru

City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for its fiscal year ended December 31, 2023 (the “2023 Annual Report”).

The Company is unable to file the 2023 Annual Report within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete its 2023 Annual Report preparation and review process and its assessment of its internal control over financial reporting. In particular, as a result of its work to date, the Company expects to disclose material weaknesses in its internal control over financial reporting at December 31, 2023. Consequently, management expects to conclude that its internal control over financial reporting and, as a result, its disclosure controls and procedures were not effective at December 31, 2023.

As a result of the foregoing, the Company has not yet completed its year-end reporting procedures required for its independent registered accounting firm to complete its audit procedures. The Company expects to file its 2023 Annual Report within the 15-calendar day extension provided by Rule 12(b)-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Cristian Restrepo Hernandez	(511)	213-0300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

AENZA S.A.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2024	By:	/s/ Cristian Restrepo Hernandez
Name: Cristian Restrepo Hernandez
Title: VP of Corporate Finance